1st Home Buy & Sell Ltd.

February 1, 2010

Tom Kluck, Branch Chief
Kristina Aberg, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          1st Home Buy & Sell Ltd.
File No. 0-52936
SEC Comment letter dated February 1, 2010

Dear Mr. Kluck and Ms. Aberg:

1st Home Buy & Sell Ltd. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of February 1, 2010, pertaining to the Company’s Schedule 14C  (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 14, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

SCHEDULE 14C

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 1, 2010. We believe that the responses included hereinafter are complete and where disclosure has changes we have endeavoured to indicated, precisely, where any such changes have occurred.

1.	We hereby confirm that as of the record date of the Schedule 14C Raydor International Services Ltd. was the beneficial owner of 9,773,400 shares of the Company’s common stock.

2.	We have revised the filing accordingly.

3.	We have amended the Form 10-K/A as filed with the Commission on January 13, 2010, to include the requisite certifications pursuant to the requirements of Item 601(b)(31) of Regulation S-K.

In connection with the Company’s responding to the comments set forth in the February 1, 2010 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact us with any questions at your convenience.

Very truly yours,
/s/ Garry Unger
Gary Unger, Chief Executive Officer and President